January 28, 2010
Ms. Lyn Shenk
Branch Chief, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Travelport Limited
File No. 333-141714-23
Form 8-K Furnished May 8, 2009
Dear Ms. Shenk:
This responds to your letter dated January 7, 2010 to Eric J. Bock, Executive Vice President, Chief Administrative Officer and General Counsel for Travelport Limited (the “Company”), setting forth comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the above referenced Form 8-K furnished by the Company. For ease of reference, we have restated below the text of each of your questions or comments in bold followed by the Company’s response.
1.	Refer to your response to our prior comment number 5. You state that your public investors are debt investors primarily concerned with your ability to fund your periodic interest payments, and presumably your overall debt service as well. In this regard, it appears to us that your debt investors would look to the adequacy of your cash flows from operating activities in meeting such. Accordingly, it appears to us that “adjusted EBITDA” is more akin to a non-GAAP liquidity measure that should be reconciled to the comparable GAAP measure, which appears to us to be in your circumstances “net cash provided by operating activities” as presented in your statement of cash flows. The portions of your response stating that “adjusted EBITDA” is a critical component in calculating “total maximum leverage ratio” that is a key financial ratio of your credit agreement which is a material debt agreement to you appears to support the notion that “adjusted EBITDA” is more closely associated with a liquidity measure. In connection with this, your credit agreement may be not be critical in funding your ongoing liquidity as you assert, but it appears to us that your ongoing liquidity is critical to the maintenance of the credit agreement. In view of the preceding, the relevance of “adjusted EBITDA margin” is not clear to us when “adjusted EBITDA” is presented in the context of a non-GAAP liquidity measure. Please advise and revise your presentation as appropriate.
In response to the Staff’s comment, as stated in our response letter dated December 19, 2009, we have included Adjusted EBITDA in our earnings release because we believe it is key to understanding our underlying performance. As stated in that response, Adjusted EBITDA is the fundamental performance measure used by management across the entire Company to value and understand the underlying operations and trends of the business. For convenience, we have restated these reasons below.

•	Adjusted EBITDA is the primary metric used by the Board of Directors in setting targets for, and determining, incentive compensation;

•	Adjusted EBITDA is used for forecasting purposes and in determining future capital investment allocations;

•	Adjusted EBITDA is used when evaluating the Company’s actual operating results on a monthly basis to forecasted results; and

•	Adjusted EBITDA is the primary performance measure for monthly operating performance communicated to the Board of Directors.
We do, however, acknowledge the Staff’s position that Adjusted EBITDA could also be viewed as a measure of liquidity and an indicator of our ability to generate the cash required to meet our operational cash flow needs and debt service payments. We recognize it is possible that investors trying to understand the underlying performance of our business and our ability to generate cash may look to the same measure. In addition, we understand that certain of our investors may be more concerned with our ability to meet debt service payments and consider Adjusted EBITDA as a liquidity measure.
As a result, in our future earnings releases, we will include a reconciliation of Adjusted EBITDA to both net income, as a performance measure, and net cash provided by (used in) operating activities, as a liquidity measure. The additional reconciliation would be as follows using the results for the three months ended March 31, 2009:

Adjusted EBITDA	$136
Less:
Interest payments	(90)
Tax payments	(13)
Changes in working capital accounts	(23)
FASA liability payments	(8)
Other items	(11)

Net cash used in operating activities	$(9)

As we believe Adjusted EBITDA may be viewed as both a performance and liquidity measure, we will continue to present Adjusted EBITDA margin.
* * *
In connection with responding to your comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings and furnishing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and furnishings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions regarding these matters, please contact the undersigned.

Sincerely yours,

/s/ Eric J. Bock Eric J. Bock
Executive Vice President, Chief Administrative Officer and General Counsel